Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: Lots of buzz about #5G this week, and @Sprint has already been working with @LGUSAMobile, @SamsungMobileUS and @HTCUSA on devices for customers in the 1st half of 2019!

https://www.digitaltrends.com/mobile/sprint-5g-rollout/

Sprint’s 5G rollout: Everything you need to know

Sprint confirms it will launch a 5G smartphone with Samsung in 2019

Brenda Stolyar and Christian de Looper

12.4.18 - 4:05PM

Sprint is working hard on bringing 5G to the masses. While the company may soon merge with T-Mobile, it’s still making an effort to roll out the next generation of cellular connectivity to its customers. That is good news to anyone currently on Sprint — and it could end up being good news for T-Mobile customers, too.

Here’s everything you need to know about Sprint’s rollout of 5G.

Sprint confirms it will work with Samsung to launch a 5G smartphone

Following Verizon and AT&T’s announcements that both carriers are working with Samsung to launch a 5G smartphone, Sprint confirmed its plans as well. The carrier’s vice president of product engineering and development, Ryan Sullivan, confirmed to PCMag that, like its competitors, Sprint will be teaming up with Samsung to launch a device in the first half of 2019. The release of the device will also coincide with Sprint’s mobile 5G rollout.

There aren’t any details on what the smartphone will look like, though — other than that it will feature Qualcomm’s X50 G modem. It will also most likely include Qualcomm’s newly unveiled Qualcomm’s Snapdragon 855 processor which comes with 5G support. A proof of concept will also be showcased at Qualcomm’s Snapdragon Technology Summit this week.

But Samsung’s 5G smartphone won’t be the only one available through Sprint. Back in August, the carrier announced its plans to launch an LG 5G smartphone. While there’s yet to be any information released since then, Sprint revealed that it was past the prototype stage and already into the testing phase. The LG smartphone is also supposed to launch in early 2019.

Sprint and HTC working on 5G hub for the first half of 2019

It looks like Sprint customers could have access to 5G tech sooner than anticipated. Sprint and HTC have announced a partnership that will see the two companies release an innovative 5G smart hub to customers who want to be early adopters of 5G technology.

Not much is known about the smart hub just yet and the overall design, name of the device, and price have yet to be announced. Qualcomm is also working with Sprint and HTC on the product and it will reportedly use a Qualcomm x50 5G modem with gigabit LTE capabilities. It’s possible that the device could end up being used as a kind of mobile hotspot though, again, we’ll have to wait until more details are revealed.

Previously, Sprint announced the first cities that it planned to roll 5G out, too. The first nine cities include the likes of Atlanta, Chicago, Dallas, Houston, Kansas City, and New York City. Manufacturers are also working on releasing 5G — Motorola announced a Moto Mod for the Moto Z3, however, the mod will only work on Verizon’s 5G network.

Once Sprint and T-Mobile do finally merge, it could have a significant impact on the rollout of 5G. Sprint and T-Mobile have publicly said that the merger will help with their rollout of 5G technology, so we could see the joint company, to be called T-Mobile, speed up its 5G rollout once the merger is complete. 2019 will also likely be the year that we start seeing more 5G-enabled smartphones. Qualcomm already announced 5G modems that can be used in partners’ smartphones, and Apple is reportedly working on integrating 5G into the iPhone for 2020.

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: I can’t wait for customers to experience @Sprint’s #5G in early 2019. We’re working with our top partners to make sure we have the best phones and devices.

https://www.digitaltrends.com/mobile/sprint-5g-rollout/

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.